[Reference Translation]

November 5, 2015

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Tetsuya Otake, Managing Officer
(Telephone Number: 0565-28-2121)

Notice Concerning Distribution of Interim Dividends from Surplus

At a meeting held on November 5, 2015, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to distribute dividends from surplus, with record date dated September 30, 2015. In relation to the above, we hereby inform you of the following:

1.	Details of dividends

(1)	Common shares

	Interim dividend for FY 2016	Most recent dividend forecast	Interim dividend for FY 2015
Record date	September 30, 2015	September 30, 2015	September 30, 2014
Dividend per share	100.00 yen	Not reported	75.00 yen
Total amount of dividends	311,376 million yen	—	237,956 million yen
Effective date	November 27, 2015	—	November 27, 2014
Source of dividends	Retained earnings	—	Retained earnings

(2)	First Series Model AA Class Shares

	Interim dividend for FY 2016	Most recent dividend forecast	Interim dividend for FY 2015
Record date	September 30, 2015	September 30, 2015	—
Dividend per share	26.00 yen	(As informed on June 16, 2015)	—
Total amount of dividends	1,224 million yen	—	—
Effective date	November 27, 2015	—	—
Source of dividends	Retained earnings	—	—

2.	Reason for the dividend amount

TMC deems the benefit of its shareholders as one of its priority management policies and strives to continue to pay stable dividends while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.

In order to successfully compete in this highly competitive industry, TMC will focus on the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and sense of security.

Based on the foregoing, TMC’s interim dividend for the year for the common shares is 100 yen per share.

In addition, TMC’s interim dividend for the year for the First Series Model AA Class Shares will be distributed as informed on June 16, 2015.

[Reference]

Details of dividends through the fiscal year

(1)	Common shares

	Dividend per share (yen)
Record date	End of interim period	End of fiscal period	Total
Dividends for FY 2016 (ending March 31,2016)	100.00	—	—
Dividends for FY 2015 (ended March 31,2015)	75.00	125.00	200.00

(2)	First Series Model AA Class Shares

	Dividend per share (yen)
Record date	End of interim period	End of fiscal period	Total
Dividends for FY 2016 (ending March 31,2016)	26.00	—	—
Dividends for FY 2015 (ended March 31,2015)	—	—	—